Exhibit 99.17

Management’s Discussion and Analysis

For the Three and Six Months End December 31, 2022

Contact Information:
SolarBank Corporation
(Formerly Abundant Solar Energy Inc.)
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@abundantsolarenergy.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of February 28, 2023 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the annual audited consolidated financial statements of the Company and notes thereto for the year ended June 30, 2022 and the consolidated interim financial statements of the Company and notes thereto for the three and six months ended December 31, 2022. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered and head office at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

SBNK is a growing renewable energy sector Company that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company is shifting its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer. The Company will accelerate its portfolio growth via organic growth and M&A.

Development of the Business

USA

The Company is focused on its key market in New York and Maryland. In New York the Company is constructing a total of 6 solar projects, totaling 12 MWp (see Existing Projects table below), including two Community Solar projects, two with municipal power purchase agreement (PPA), and two net metering projects for Honeywell International Inc. The Company also has two community solar projects reached Notice to Proceed; seven community solar projects under utility interconnection studies. In addition the Company is working on sites origination of potential community solar projects. The Company is working with the Maryland Department of Transportation on eighteen potential solar project sites.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs is improving.

Canada

Over the past few years, the real estate sector has experienced an evolution in the importance of Environmental, Social and Governance (“ESG”) issues. The sector has made tremendous strides in tackling its contribution to Climate Change but despite efforts made so far, there is still a significant amount of work to be done, particularly given real estate’s 40% contribution toward global carbon emissions. Many Canadian real estate companies are set out to achieve its net zero emissions goals for all their operations and new developments. Real estate can be developed and managed to make positive impacts by stopping the growth of carbon emissions from properties and reduce emissions dramatically.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions.

Selected Quarterly Information

The following table set selected condensed interim consolidated financial information for the Company for the three and six-months period ended December 31, 2022 and 2021 and should be read in conjunction with the Company’s consolidated financial statements as at June 30, 2022 and 2021 and related notes thereto for such periods.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended December 31	2022 $	2021 $	Change
Revenue	2,964,934	6,211,631
Revenue – EPC	2,932,635	6,107,416
Revenue – development	-	104,215
Revenue – O&M	32,299	-
Cost of goods sold	(1,926,479)	(5,488,273)
Net income	126,542	350,357
Net income per share	0.01	0.02

For the six months ended December 31	2022 $	2021 $	Change
Revenue	8,445,386	8,813,688
Revenue – EPC	8,398,177	8,409,473
Revenue – development	-	404,215
Revenue – O&M	47,209	-
Cost of goods sold	(6,844,012)	(7,558,278)
Net income	352,499	262,135
Net income per share	0.02	0.02

As at	December 31, 2022 $	June 30, 2022 $	Change
Total assets	10,229,708	9,194,537
Total current liabilities	4,395,917	3,365,909
Total non-current liabilities	1,025,590	1,388,013

The following discussion addresses the operating results and financial condition of the Company for the three and six months ended December 31th, 2022 compared with the three and six months ended December 31th, 2021.

Result of Operations

Three and six months ended December 31, 2022 compared to the three and six months ended December 31, 2021

Trend

In the first half of 2023, the Company continued to focus on scaling its business model by growing its pipeline and advancing its projects in EPC in US and development in both US and Canada. All existing EPC projects reached PTO or substantial completion in December 2022. It is expected that the Company’s revenue will keep growing in 2023 as two projects in the US reached notice to proceed stage (“NTP”) and many projects in the US are approaching NTP.

The net income for the three months ended December 31, 2022 decreased by $223,815 compared to the net income for the three month ended December 31, 2021 with $126,542 net income recognized during the second quarter of 2023 as compared to a net income of $350,357 for the second quarter of 2022.

The net income for the first half of 2023 increased by $90,364 compared to the net profit for the first half year of 2022, with $352,499 net income recognized in 2023 as compared to net income of $262,135 in 2022.

Key business highlights and projects updates in H1 2023

●	Existing projects

Name	Location	Size (MW DC)	Timeline	Milestone	Current Status
Richmond	New York, USA	7.0	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Portland	New York, USA	3.5	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
US1	New York, USA	0.4	December 2022	Reach PTO (permission to operate)	EPC project. It reached substantial completion in December 2022.
VC1	New York, USA	0.3	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
SCA	New York, USA	0.7	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.
Willis	New York, USA	0.2	December 2022	Reach PTO (permission to operate)	EPC project. It reached PTO in December 2022.

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost	Cost Incurred	Sources of Funding	Current Status
Manlius	New York, USA	6.1	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	93,540	IPO, working capital	The project currently has completed an interconnection agreement with the utility, and obtained permits from the local authority having jurisdiction. Engineering and initial construction have started and the Company is about to initiate procurement of major equipment.
Geddes	New York, USA	4.0	March 2023	Completion of engineering and permitting, along with procurement deposit	500,000	81,870	IPO, working capital
SUNNY	New York, USA	28.0	September 2023	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	900,000	-	IPO, working capital	The Company has submitted of an interconnection request to New York Independent System Operator. It has secured site control via an executed lease with the landowner. It has also qualified to submit a Proposal under NYSERDA’s RESRFP22-1 for Renewable Energy Credits (RECs). The barrier to completion is the timing and result of the interconnection request could delay the progress of engineering, permitting and interconnection deposit.
261 Township	Alberta, Canada	4.5	June 2023	Completion of engineering work and placement of orders for main project components	800,000		IPO, working capital	The project has received notice to proceed from the property owner. A site visit is scheduled, engineering has started and the Company is in discussion with the local utility on net metering interconnection, and with local authority having jurisdiction on the building permit.

Dutch Hill 1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	400,000	750	IPO, working capital	The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
Dutch Hill 2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital
Dutch Hill 3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000		IPO, working capital
Wastebeds1	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital	The three projects are under utility interconnection study. The design work will be after the completion of the interconnection study.
Wastebeds2	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital
Wastebeds3	New York, USA	7.0	December 2023	Completion of design and submission of zoning and interconnection documents to regulatory agencies	300,000	750	IPO, working capital

Revenue

The Company’s revenue is mainly from EPC services, Development fee and O&M services.

	Three Months Ended December 31			Six Months Ended December 31
	2022	2021	Change	2022	2021	Change
EPC services	2,932,635	6,107,416	(3,174,781)	8,398,177	8,409,473	(11,296)
Development fees	-	104,215	(104,215)	-	404,215	(404,215)
O&M services	32,299	-	32,299	47,209	-	47,209
Total Revenue	2,964,934	6,211,631	(3,246,697)	8,445,386	8,813,688	(368,302)

The following table shows the significant changes in revenue from 2022

	Three months	Six months	Explanation
EPC services	(3,174,781)	(11,296)	Lower revenue from projects Richmond and Portland as the different stage of the projects.
Development fees	(104,215)	(404,215)	No project has been sold at NTP in 2023. There was one project was sold at NTP in 2022
O&M services	32,299	47,209	The Company is growing the O&M services revenue by allocating more resource to this revenue stream
Total	(3,246,697)	(368,302)

Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

Expenses	Three Months Ended December 31			Six Months Ended December 31
	2022	2021	Change	2022	2021	Change
Cost of goods sold	(1,926,479)	(5,488,273)	3,561,794	(6,844,012)	(7,558,278)	714,266
Operating expense:
Accounting and legal	(145,246)	(18,341)	(126,905)	(191,049)	(57,434)	(133,615)
Advertising and promotion	(38,613)	(675)	(37,938)	(38,613)	(675)	(37,938)
Bank charges & interest	(2,495)	(2,196)	(299)	(6,149)	(6,085)	(64)
Depreciation	(13,593)	(2,096)	(11,497)	(23,339)	(4,192)	(19,147)
Insurance	(34,002)	(15,760)	(18,242)	(57,788)	(31,520)	(26,268)
Office and miscellaneous	(42,017)	(12,153)	(29,864)	(109,926)	(16,872)	(93,054)
Rent	(6,920)	(24,024)	17,104	(14,079)	(44,474)	30,395
Repairs and maintenance	(1,181)	(1,734)	553	(1,850)	(3,468)	1,618
Salary and Wages	(503,022)	(392,441)	(110,581)	(743,394)	(918,739)	176,345
Seminars and conferences	(56,812)	-	(56,812)	(58,089)	-	(58,089)
Telephone and utilities	(10,854)	(7,321)	(3,533)	(17,125)	(24,641)	7,516
Travel and accommodation	(35,207)	(23,649)	(11,558)	(54,813)	(28,529)	(26,284)
Total operating expenses	(889,962)	(500,391)	(389,571)	(1,316,214)	(1,136,630)	(179,584)
Total Expenses	(2,816,441)	(5,988,664)	3,172,223	(8,160,226)	(8,694,908)	534,682

The following table shows the significant changes in expenses from 2022:

Expenses	Three months	Six months
Cost of goods sold	3,561,794	714,266	Less cost of goods sold due to less revenue being recognized in this quarter.
Accounting and legal	(126,905)	(133,615)	Full audit and quarterly review were completed in this quarter
Salary and Wages	(110,581)	176,345	The headcount in 2023 was lower than in 2022. Performance based bonus accruals occurred in December 2022
Seminars and conferences	(56,812)	(58,089)	Increased travel and seminars activities in 2023 as there are no longer pandemic restriction.
Advertising and promotion	(37,938)	(37,938)	Additional advertising and promotion to grow the business.
Various others	(57,336)	(126,287)
Total Expenses	3,172,223	534,682

Other Income (Expense)

For the three months ended December 31, 2022, the Company had other loss of $21,951 compared to other income of $127,389 for the three months ended December 31, 2021. Other loss for the three months ended December 31, 2022 consists mainly of net interest expense of $9,643 and a foreign exchange loss of $9,827. Other income for the three months ended December 31, 2021 consists mainly of Covid subsidy of $106,186 and CESIR of $58,024, offset by interest expenses of $36,841.

For the six months ended December 31, 2022, the Company had other income of $67,339 compared to other income of $143,354 for the six months ended December 31, 2021. Other income for the six months ended December 31, 2022 consists mainly of foreign exchange gain of $114,820, offsetby net interest expense of $42,425. Other income for the six months ended December 31, 2021 consists mainly of Covid subsidy of $133,507, CESIR refund of $58,024 and a foreign exchange gain of $65,975, offsetting by interest expenses of $79,641.

Net Income (loss)

The net income for the three months ended December 31, 2022 was $126,542 for an income per share of $0.01 based on 16,000,000 outstanding shares versus $350,357 for a income per share of $0.02 based on 16,000,000 outstanding shares for the comparative period.

The net income for the six months ended December 31, 2022 was $352,499 for a income per share of $0.02 based on 16,000,000 outstanding shares versus $262,135 for a income per share of $0.02 based on 16,000,000 outstanding shares for the comparative period.

Legal Matters and Contingent Assets

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The case does not represent a material threat to the Company.

(2)	On June 29, 2018, the Progressive Conservative Party of Ontario was sworn in as the new provincial government. On July 13, 2018, the new government issued an Order in Council containing the Minister of Energy’s Directive to immediately take all steps necessary to wind down all FIT 2, 3, 4 and 5 contracts where the IESO had not issued Notice to Proceed (“NTP”). An NTP was issued for a contract when it was ready for construction.

In response to the Minister of Energy’s Directive, the IESO issued termination notices to all pre-NTP FIT contract holders on July 16, 2018. However, the notice confirmed FIT Contract provisions for the cost recovery of Pre-Construction Development Costs (“PCDC”) in the event of contract termination. Pre-Construction Development Costs are defined as reasonable costs incurred in development of a project from contract award date to termination date. The total value of the PCDC claims submitted by the Company’s subsidiary, 2467264 Ontario Inc, is $6.3 million. The ultimate amount to be recovered is subject to the IESO’s approval, and there is no certainty as to the actual amount to be recovered from the IESO. Subsequent to June 30, 2021, no amounts have been recovered from IESO.

(3)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in these consolidated special purpose financial statements with respect to this claim.

(4)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in these combined special purpose financial statements with respect to this claim.

(5)	The Company has $6,486,838 in accounts receivable outstanding from the Solar Flow Through group of companies for development services performed for their solar contracts from December 2017 to July 2018. The Government of Ontario cancelled said solar contracts in July 2018 ceasing all development work. These amounts are expected to be paid in 2023. Accordingly, the accounts receivable balance is not yet recognized.

Summary of Quarterly Results

The Company has not previously prepared quarterly financial statements except for the three months and six months ended December 31 2022 and 2021. According to item 1.5 (ii) of Form 51-102F1, the Company is not providing a tabular comparison of the eight most recently completed quarters.

Liquidity and Capital Resources

As at December 31, 2022, the Company had a cash balance of $1,889,057 (June 30, 2022 - $931,977) with working capital surplus of $5,645,703 ( June 30, 2022 - $5,617,200).

The following table summarizes the Company’s liquidity position:

As at	December 31, 2022 $	June 30, 2022 $
Cash	1,889,057	931,977
Working capital	5,645,703	5,617,200
Total assets	10,229,708	9,194,537
Total liabilities	5,421,507	4,753,922
Shareholders’ equity	4,808,201	4,440,615

The Company believes that with the proceeds of the Offering, along with its expected operating income and cash flows it has sufficient working capital to continue its operations for the next twelve months. To date, the Company’s operations have been financed from cash flows from operations and debt financing. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

The Company’s cash is held in high liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

For three months ended	December 31, 2022 $	December 31, 2021 $
Net cash provided by (used in)
Operating activities	149,327	1,312,796
Investing activities	-	(3,889)
Financing activities	880,210	(907,128)
Increase (decrease) in cash, cash equivalents, and restricted cash	957,080	490,499

Cash flow from operating activities

The Company generated cash of $149,327 from operating activities during the six months ended December 31, 2022, while the Company generated $1,312,796 cash during the same period ended December 31, 2021. The Company generated cash of $440,809 from the operational activities and used $291,482 for the change of working capital during the six months ended December 31, 2022, while the Company generated cash of $288,509 from the operating activities and generate $1,024,287 due to the change of working capital for the same period ended December 31, 2021.

Cash flow from financing activities

The Company generated cash of $880,210 from financing activities during the six months ended December 31, 2022, while the Company used $907,128 cash during the same period ended December 31, 2021. The cash generated in financing activities for the six months ended December 31, 2022 was mainly driven by the net proceeds of $1,250,000 received from debenture financing completed in October 2022 and the increase of due to related party by $623,579, offset by the repayment of short-term loans of $595,712, long-term loans of $388,666. The cash used in financing activities for the six months ended December 31, 2021 was solely resulted from the repayment of short-term loans of $907,128.

Cash flow from investing activities

The Company used cash of $nil in acquisition of plant, property and equipment during the six months ended December 31, 2022, while the Company used $3,889 in acquisition of plant, property and equipment during the same period ended December 31, 2021.

Capital Transactions

On April 8, 2022, the Company entered into a promissory note agreement with Energy Line Investment Ltd. (ELI) for a loan of $320,273 (USD 250,000) with an interest rate of 8% compounded annually. The principal of loan is unsecured and payable on a quarterly basis beginning July 8, 2023 with the amount of $40,034 (USD 31,250). The interest of loan is payable on a quarterly basis beginning July 8, 2022 of amount of $6,329 (USD 5,000). The full amount of $343,776 has been reclassified as current portion due to the Company fully repaid the Energy line Loan in the amount of $343,776 in principal and $13,146 in interest on October 6, 2022.

On December 28, 2022, the Company entered into a promissory note with a customer to convert a series of overdue accounts receivables of $1,206,984 (USD $891,158) since August 2022 to note receivable. The promissory note bears interest rate of 15% per annum and is payable on a monthly basis. The promissory note was expected to be repaid in full on February 28, 2023. As at December 31, 2022, an accrued interest of $34,325 (USD $24,619) was receivable from this customer. The Company had not received the payment by February 28, 2023. It’s expected to be repaid in March 2023.

During the three months period ended December 31, 2022, the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Upon the closing of the initial public offering, the proceeds of the Convertible Loan shall convert into Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and on Series B Warrant.

Each Series A Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series A vesting condition that is the Warrant shall become exercisable upon the Company attaining a fully diluted market capitalization of CAD $20M calculated by multiplying all of the issued and outstanding common shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs.

Each Series B Warrant entitle the lenders to purchase one common share at a price of $0.50 upon the satisfaction of the Series B vesting condition that is the Warrant shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a venture issuer.

Both Series A Warrant and Series B Warrant expires 60 months from the closing of the initial public offering.

On inception, the Company allocated the total proceeds received between the liability and equity components of the convertible debenture using the residual method, based on a discount rate of 10%, which is the estimated cost at which the Company could borrow similar debt without a conversion feature. The liability component with a fair value of $1,136,364 on inception is measured at amortized cost and is accrued over the expected term to maturity using the effective interest method. The equity component with a fair value of $113,636 on inception is presented as a component of shareholders’ equity. At December 31, 2022, an interest accretion of $28,409 was recognized. A continuity of the liability portion of the convertible debentures is as follows:

Balance, June 30, 2022	-
Initial recognition	$1,136,364
Accretion interest expenses	28,409
Balance, December 31, 2022	$1,164,773

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	December 31, 2022	June 30, 2022
Long-term debt -non-current portion (note 13)	$870,370	1,230,643
Shareholder Equity	$4,808,201	4,440,615

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

There has not been any significant change in capital management from the prior year.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were (i) [16,000,000] common shares issued and outstanding; and (ii) $1,250,000 principal amount of convertible debt that is convertible into 2,500,000 common shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants; and (iii) 2,500,000 Advisory Warrants.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at December 31, 2022, included in trade and other receivable was $4,091 (June 30, 2022 - $121,705) due from Sustainable Investment Ltd. (“SIL”). One of SIL’s director is also the controlling shareholder of the Company.

As at December 31, 2022, included in trade and other payable was $774,920 (June 30, 2022 - $Nil) due to Sustainable Investment Ltd. One of SIL’s director is also the controlling shareholder of the Company.

As at December 31, 2022, included in loan payable was $Nil (June 30, 2022 - $567,664) shareholder loan advance from a shareholder. In 2021, the Company entered into a term loan agreement with a shareholder for a loan of $656,859 (USD$517,017) with a fixed interest rate of 10% for the first month and 1% for the remaining 11 months compound monthly. The Company fully repaid the loan 2022 plus interest of $5,677 on September 16, 2022.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended December 31, 2022 and 2021 were as follows:

	Three Month Ended December 31,
	2022	2021
Short-term employee benefits	$504,357	$217,454

	Six Month Ended December 31,
	2022	2021
Short-term employee benefits	$740,339	$481,476

Short-term employee benefits include consulting fees.

Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Significant Accounting Policies

●	Revenue recognition:

The Company recognizes revenue for project development services, engineering, procurement, and construction (“EPC”) services and operation and maintenance (“OM”) services.

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the services transferred to the customer.

At contract inception, the Company assesses services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations.

Project development services

Project development service contract with customers has a single performance obligation which is for the Company to deliver a fully permitted project which is ready for construction. The performance obligation is said to be satisfied at a point in time when development is considered complete. Therefore, the revenue from development contract is recognized when a solar project is fully permitted and ready for construction.

OM services

OM service contract with customers has a single performance obligation which is for the Company to provide hourly maintenance services as needed for the solar sites. The performance obligation is said to be satisfied over a period of time. Therefore, the Company recognizes revenue monthly which is when service is rendered and based on the hours spent times pre-determined hourly rate outline in the contract.

EPC services

The contract for EPC services has a single performance due to the services included in EPC contract are highly interrelated and the contract includes a significant service of integrating the goods and services into the combined item the customer contract for, that is, to build the solar sites. The performance obligations are satisfied over a period of time. Therefore, the revenue is recognized over a period of time based on the kW size of the project and fixed rate per kW outlined in the contract. The amount that the Company has a right to bill the customer reflects the pattern of transfer and value of the completed performance to the customer. As a result, the Company applies the “right to invoice” practical expedient under IFRS 15, to measure and recognize revenue.

●	Inventory:

Inventory is stated at the lower of cost and net realizable value. Cost includes acquisition costs, direct development and construction costs, borrowing costs, property taxes and other construction overheads incurred for the development of prospective solar projects. Net realizable value is the estimated selling price in the ordinary course of the business at the balance sheet date, less costs to complete and estimated selling costs.

●	Lease

The Company assesses whether a contract is or contains a lease at the inception of the contract. A lease is recognized as a right-of-use (“ROU”) asset and corresponding lease liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and an interest expense in profit or loss. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

●	Contract fulfilment cost

When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company firstly considers any other applicable standards. If those other standards preclude capitalisation of a particular cost, then an asset is not recognized under IFRS 15.

If other standards are not applicable to such contract fulfilment costs, the Company applies the following criteria which, if met, result in capitalisation: (i) The costs directly relate to a contract or to a specifically identifiable anticipated contract; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgement, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable.

The Company has determined that, where the relevant specific criteria are met, the costs directly relate to engineering services, procurement and construction services rendered are likely to qualify to be capitalised as contract fulfilment assets.

Judgement is applied by the Company when determining what costs qualify to be capitalised in particular when these costs are incremental and whether these are expected to be recoverable.

●	Convertible debenture

The Company evaluates the terms of its financial instruments to determine whether it contains both a liability and an equity component. The Company recognizes separately the components of a financial instrument that create a financial liability and grants an option to the holder of the instrument to convert it into equity of the Company. On initial recognition, the instrument’s fair value is allocated between the liability and the equity components using the residual method. The fair value of any derivative feature embedded in the compound financial instrument (other than the equity component, such as an equity conversion feature) is presented as a liability instrument.

●	Taxes

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on the future financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

●	Expected credit loss

The Company makes estimates for expected credit loss in respect of accounts receivables and other receivables based on IFRS 9 – Financial instruments. The expected credit loss is estimated based on management’s assessment of the credit history with the customers, current relationship with them and also taking into consideration of forward-looking information. A change in customers’ payment behaviour or financial position could impact the expected credit loss recorded in the accounts. If actual credit losses differ from estimates, future earnings would be affected.

●	Warranties

The Company generally provides a warranty period of one year for its services. Management applies estimates in establishing warranty provision on the basis of warranty terms in the sales contract and historical experience. For the three and six months ended December 31, 2022, $Nil and $Nil warranty provision was recorded (2021 - $Nil and $Nil).

●	Convertible debenture

The proceeding was dismissed, but the petitioners have appealed subsequent to December 31, 2022. The case does not represent a material threat to the Company.

●	Accounting standards issued buy not yet effective

The following new and revised accounting standard, along with any consequential amendments was adopted by the Company for annual periods beginning on or after January 1, 2023.

IFRS 17 Insurance Contracts

In June 2020, the International Accounting Standards Board (IASB) issued IFRS 17. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted as long as IFRS 9 is also applied. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts.

The Company has not early adopted IFRS 17 and determined that the adoption of this standard will not have an impact on the Company’s consolidated financial statements.

Critical Accounting Estimates

Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by management and are based upon management’s current judgments. These judgments are normally based on knowledge and experience regarding past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. While there are a number of accounting policies, there are no critical accounting estimates that affect our financial statements for the three and six months ended December 31, 2022 and 2021.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

Cash is carried at fair value using a Level 1 fair value measurement. The Company do not have Level 2 and Level 3 financial instrument.

The carrying amounts of trade and other receivables, due from and due to related parties, trade and other payables approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable, lease liabilities and long-term debt approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Six months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$5,783,272	68%

Six months ended December 31, 2021	Revenue	% of Total Revenue
Customer A	$7,935,169	90%

Three months ended December 31, 2022	Revenue	% of Total Revenue
Customer A	$1,851,848	62%

Three months ended December 31, 2021	Revenue	% of Total Revenue
Customer A	$5,937,705	96%

December 31, 2022	Account Receivable	% of Account Receivable
Customer A	$1,859,974	51%
Customer B	$1,483,908	40%

June 30, 2022	Account Receivable	% of Account Receivable
Customer A	$3,619,579	64%
Customer B	$1,596,777	28%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not carry debt at a variable rate and is exposed to interest rate risk on its cash which is not considered significant.

Capital Structure and Outstanding Shares

The Corporation is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were：

Common shares issued and outstanding	16,000,000
Advisory Warrants (1)	2,500,000
Stock options authorized to issue (2)	2,774,000
Restricted Share Units authorized to issue (3)	500,000
Convertible Debt issued(4)	7,500,000
29,274,000

(1)	On October 3, 2022 the Company issued 2,500,000 Advisory Warrants vesting after the completion of IPO.

(2)	On November 4, 2022, the Company was authorized to issue 2,774,000 stock options.

(3)	On November 4 2022, the Company was authorized to issue 500,000 restricted share units.

(4)	Convertible into 2,500,000 common shares, 2,500,000 class A warrants and 2,500,000 class B warrants.

Subsequent Events

a)	On March 1, 2023 the Company will close its initial public offering (the “Offering”) of common shares of the Company (“Common Shares”) raising aggregate gross proceeds of $6,037,500. The Offering consisted of a total of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share. The Company previously obtained a receipt for its final long form prospectus (the “Final Prospectus”) filed with the securities regulatory authorities in Ontario, British Columbia and Alberta, in connection with the Offering. The Company also has received final approval from the Canadian Securities Exchange (the “CSE”) to list its Common Shares on the CSE. With the completion of the Offering, the Company will commence trading on the CSE under the symbol “SUNN” on March 2, 2023. The Offering was made only by the Final Prospectus. The Final Prospectus contains important detailed information about the Offering. A copy of the Final Prospectus is available on SEDAR at www.sedar.com.

The expected cost and deduction are below:

●	Agent commission: $362,250

●	Agent Fees (include tax): $80,235

●	As additional compensation, the Company has agreed to issue to the Agent, that number of common share purchase warrants of the Company (the “Broker Warrants”) as is equal to 6.0% of the total number of Offered Shares sold under the Offering (including in respect of any exercise of the Over-Allotment Option). Each Broker Warrant will entitle the holder thereof to purchase one (1) Common Share (as defined below) (each, a “Broker Warrant Share”) at the Offering Price for a period of 36 months following the Closing Date.

b)	In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The company, in cooperation with the town, is vigorously defending this suit. The proceeding was dismissed, but the petitioners have appealed subsequent to December 31, 2022. The case does not represent a material threat to the Company.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its revenue, expenses and operations; industry trends and overall market growth; the Company’s growth strategies; the Company’s intention to become an IPP; the Company’s solutions for its customers; support for local communities; fighting climate change and democratization of clean energy access; future profitable growth; the Company’s competitive position; the megawatt capacity and type of future solar projects; the regulatory environment in which the Company operates; the commencement of trading the Company’s shares on the CSE and the timing thereof. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.